Exhibit 99.1

Oncolytics Biotech® Inc. Announces Filing for Orphan Designation with the EMA for Pancreatic and Ovarian Cancers

CALGARY, Dec. 22, 2014 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics") (TSX:ONC, NASDAQ:ONCY) today announced that it has submitted applications for Orphan Designation to the European Medicines Agency ("EMA") for REOLYSIN® for the treatment of pancreatic and ovarian cancers.

"This is the second jurisdiction in which we have elected to file for Orphan Designation," said Dr. Brad Thompson, President and CEO of Oncolytics. "The EMA serves all 28 member countries of the EU and securing Orphan Designation would help support the future development of REOLYSIN® in the region."

The EMA grants Orphan Designation to medicines intended to treat, prevent or diagnose life threatening and debilitating disease, with a prevalence no greater than five in 10,000 in the EU, and where no satisfactory method of treatment, prevention or diagnosis exists, unless the proposed medicine offers a significant benefit to those with the condition. Following Orphan Designation, sponsors can access a number of incentives including protocol assistance, market exclusivity for a ten-year period following approval and potential fee reductions. The receipt of Orphan Designation does not change the regulatory requirements or process for obtaining marketing approval. For more information, please visit: http://www.ema.europa.eu/ema/index.jsp?curl=pages/regulation/general/general_content_000029.jsp.

REOLYSIN® is Oncolytics' proprietary isolate of the reovirus. Its primary mode of activity is to infect and selectively target tumours with activating Ras pathway mutations and/or over-expressions of Ras pathway elements including, amongst others, EGFR, BRAF, and KRAS. Up to 70% of pancreatic cancers have activating Ras pathway mutations and/or over-expressions.

About Pancreatic Cancer
Pancreatic cancer affects approximately 45,300 patients at any given time in the European Union and has a prevalence of approximately 0.88 per 10,000.

About Ovarian Cancer
Ovarian cancer affects approximately 150,000 women at any given time in the European Union and has a prevalence of approximately 3 per 10,000.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, and U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of Canadian securities laws. Statements, other than statements of historical facts, included in this press release that address activities, events or developments that Oncolytics expects or anticipates will or may occur in the future, including such things as, the Company's expectations related to the granting of Orphan Designation for REOLYSIN®, the Company's belief as to the potential of REOLYSIN as a cancer therapeutic, and other such matters are forward-looking statements and forward-looking information and involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements and forward-looking information. Such risks and uncertainties include, among others, risks related to the statistical sufficiency of patient enrollment numbers in separate patient groups, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements and forward-looking information. Investors are cautioned against placing undue reliance on forward-looking statements and forward-looking information. The Company does not undertake to update these forward-looking statements and forward-looking information, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: TMX Equicom, Nick Hurst, 300 5th Ave. SW, 10th Floor, Calgary, Alberta T2P 3C4, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@tmxequicom.com; TMX Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@tmxequicom.com; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:30e 22-DEC-14